Exhibit (a)(2)(I)

CENTERPULSE
  Implanting trust                            MAX LINK

                                              Chairman and CEO

                                              Tel +41 (0) 1 306 96 20
                                              Fax +41 (0) 1 306 96 21
                                              E-mail  max.link@centerpulse.com
                                              Internet  www.centerpulse.com

                                              Centerpulse Ltd
                                              Andreasstrasse 15
                                              8050 Zurich, Switzerland


TO ALL CENTERPULSE EMPLOYEES




August 21, 2003

This evening, Zimmer Holdings, Inc. held an extraordinary shareholders meeting. Some 98% of the shares represented at the meeting were cast in favor of the offer made by Zimmer to purchase Centerpulse. This removes the final condition so that our Board of Directors may recommend Zimmer's offer to shareholders unconditionally. Centerpulse shareholders now have until August 27, at the latest, to tender their shares to Zimmer.

For you, the staff of Centerpulse, this brings the end of the uncertainties surrounding Centerpulse's future very close. Zimmer Holdings, Inc. is poised to takeover Centerpulse, thereby moving to the top of the worldwide orthopedics sector. The Board and Executive Management of Centerpulse are very pleased with this solution, that follows a very hectic and intense week of work. I am aware how difficult these last months have been for you all and I am equally aware of how well you have performed during this period. On behalf of the Board of Directors I extend my heartfelt thanks to you.

In the coming weeks there remains much to be done and I will keep you informed of all the significant steps that follow.



Sincerely,

/s/ Max Link

Max Link
Chairman & CEO